A.G.P./ALLIANCE GLOBAL PARTNERS

590 Madison Avenue 28th Floor New York,

New York 10022

February 12, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CHROMOCELL THERAPEUTICS CORPORATION (the “Company”)
Registration Statement on Form S-1 (File No. 333-269188) (the “Registration Statement”)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, (the “Act”), A.G.P./Alliance Global Partners, as representative of the underwriters of the offering, hereby joins the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:01 p.m., Eastern Time on February 14, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, we wish to advise you that the underwriters have distributed as many copies of the Preliminary Prospectus dated February 12, 2024 to prospective underwriters and dealers, institutional investors, retail investors and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Please contact Thomas J. Poletti of Manatt, Phelps & Phillips, LLP, counsel of the representative of the underwriters, at (714) 312-7500 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing. We appreciate your assistance in this matter.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By: /s/ Thomas Higgins
Name: Thomas Higgins
Title: Managing Director